CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

21 November 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-UBS Global Asset Man Rule 8.3- Catlin Group PLC	21/11/2006
REG-Standard Life Inv. Rule 8.3- Catlin Group	20/11/2006
REG-Fidelity Int Ltd Rule 8.3-Catlin Group Limited	20/11/2006
REG-BlackRock Group Rule 8.3- Catlin Group Ltd	20/11/2006
REG-Newton Inv Mgmt Ld Rule 8.3- Catlin Group PLC	20/11/2006
REG-UBS AG (EPT) EPT Disclosure	20/11/2006
REG-Cazenove EPT Disclosure	20/11/2006
REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin)	20/11/2006
REG-Morgan Stanley Inv Rule 8.3- Catlin Group Plc	20/11/2006
REG-Catlin Group Limited Holding(s) in Company	17/11/2006
REG-BlackRock Group Rule 8.3- Catlin Group Ltd	17/11/2006
REG-UBS AG (EPT) EPT Disclosure	17/11/2006
REG-Citigroup GM UK Eqty EPT Disclosure	17/11/2006
REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC	16/11/2006

dlw 11/30

REG-Goldman Sach Ast Mnt Rule 8.3- Catlin	16/11/2006
REG-BlackRock Group Rule 8.3- Catlin Group Ltd	16/11/2006
REG-UBS AG (EPT) EPT Disclosure	16/11/2006
REG-Citigroup GM UK Eqty EPT Disclosure	16/11/2006
REG-Cazenove EPT Disclosure	16/11/2006
REG-Legal&Gen Inv Mgmnt Rule 8.3- Catlin Group	15/11/2006
REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC	15/11/2006
REG-UBS AG (EPT) EPT Disclosure	15/11/2006
REG-Citigroup GM UK Eqty EPT Disclosure	15/11/2006
REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin)	15/11/2006
REG-Citigroup GM UK Eqty EPT Disclosure	15/11/2006
REG-Catlin Group Limited Rule 2.10 Announcement	15/11/2006

Yours faithfully,

Pramila Bharj

Enc.

REG-Catlin Group Limited Rule 2.10 Announcement
Released: 15/11/2006

RNS Number:1020M
Catlin Group Limited
15 November 2006

Catlin Group Limited
(the "Company")
Relevant securities in issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the recent exercise of share options under the Company's Long Term Incentive Plan (resulting in the issue of 116,787 common shares of $0.01 each), the issued share capital of the Company as at the close of business on 14 November 2006 is 163,860,875 common shares of $0.01 each. The ISIN reference for these securities is BMG196F11004.

Daniel Primer
Company Secretary
020 7626 0486

END
RTTAKPKDCBDKADD

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 15/11/2006

RNS Number:1121M
Citigroup Global Markets UK EqtyLtd
15 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	14 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
13,094	GBP 5.2041	GBP 5.2150

Total number of securities sold	Highest price received (Note 3)	Lowest price
13,288	GBP 5.2150	GBP 5.1950

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	E

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pric

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	15 November 2006
Contact name	Nicola Hall
Telephone number	020 7508 6826
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFILLELELIR

REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin)
Released: 15/11/2006

RNS Number:1194M
Goldman Sachs Asset Management Intl
15 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management Internation‹
Company dealt in	CATLIN GROUP LIMITED
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	14 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	
	Number (%)	Number (‹
(1) Relevant securities	7417301 (4.53%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	7417301 (4.53%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	
	Number (%)	Number (‹
(1) Relevant securities		
(2) Derivatives (other than options)		

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities
BMG196F11004	ORD / CMN	Purchase	283410
BMG196F11004	ORD / CMN	Purchase	16590
BMG196F11004	ORD / CMN	Purchase	1553
BMG196F11004	ORD / CMN	Purchase	26537

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Exp: date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pric

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per un

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
to the voting rights of any relevant securities under any option referred to on this form
rights or future acquisition or disposal of any relevant securities to which any derivativ
referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	15 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUGRCGUPQGGA

RECEIVED
2006 NOV 30 P 12: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 15/11/2006

RNS Number:1204M
Citigroup Global Markets UK EqtyLtd
15 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

AMENDMENT - incorrect low price

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	14 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
13,094	GBP 5.2041	GBP 5. 2041

Total number of securities sold	Highest price received (Note 3)	Lowest price
13,288	GBP 5.2150	GBP 5.1950

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	I (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pric

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	15 November 2006
Contact name	Nicola Hall
Telephone number	020 7508 6826
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFELLSLELIR

REG-UBS AG (EPT) EPT Disclosure
Released: 15/11/2006

RNS Number:1233M
UBS AG (EPT)
15 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	14 NOVEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
230,373	5.19958 GBP	5.1958 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
418,822	5.2350 GBP	5.181977 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	8,148	5.1949 GBP

CFD	SHORT	237,122	5.181977 GBP
CFD	LONG	118,873	5.198546 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	15 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDBRBBGGLU

REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC
Released: 15/11/2006

RNS Number:1318M
Fidelity International Ltd
15 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES.
Company dealt in	CATLIN GROUP LTD
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	14 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,071,479	(10.43%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,071,479	(10.43%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
BUY	121,560	5.2063 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 NOVEMBER 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAKPKKQBDDPDD

REG-Legal&Gen Inv Mgmnt Rule 8.3- Catlin Group
Released: 15/11/2006

RNS Number:1386M
Legal & General Investment Mgmnt Ld
15 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management Lt
Company dealt in	Catlin Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares USD 0.01
Date of dealing	14 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	4,865,535	2.97	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	4,865,535	2.97	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (N
Sale	65,000	GBP 5.19875
Sale	24,100	GBP 5.2038

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any

derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 November 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETUVSSRNORAAAA

REG-Cazenove EPT Disclosure
Released: 16/11/2006

RNS Number:1874M
Cazenove
16 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	15th November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
80,338	£5.2275p	£5.21p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
80,338	£5. 2275p	£5.21p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	16th November 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKAKQKBDDADD

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 16/11/2006

RNS Number:1903M
Citigroup Global Markets UK EqtyLtd
16 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	15 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
8,799	GBP 5.2400	GBP 5.2200

Total number of securities sold	Highest price received (Note 3)	Lowest price
19,695	GBP 5.2363	GBP 5.2200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	I

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	16 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFILLRLRLIR

REG-UBS AG (EPT) EPT Disclosure
Released: 16/11/2006

RNS Number:2042M
UBS AG (EPT)
16 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	15 NOVEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
24,826	5.2200 GBP	5.2025 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
101,527	5.2425 GBP	5.2075 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	16 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDBUDBGGLL

REG-BlackRock Group Rule 8.3- Catlin Group Ltd
Released: 16/11/2006

RNS Number:2050M
BlackRock Group
16 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Catlin Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD 0.01 Ordinary shares
Date of dealing	15th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security de

	Long Number	(%)
(1) Relevant securities	8,061,780	4.91%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,061,780	4.91%

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	Sh Nu
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note
Purchase	3,668	GBP 5.2257

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price pe

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (: 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..
...

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	16th November 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUNOURNURAAAA

REG-Goldman Sach Ast Mnt Rule 8.3- Catlin
Released: 16/11/2006

RNS Number:2103M
Goldman Sachs Asset Management Intl
16 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management Internationa
Company dealt in	CATLIN GROUP LIMITED
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	15 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Number (%
(1) Relevant securities	7471104 (4.57%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	7471104 (4.57%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Number (%
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities
BMG196F11004	ORD / CMN	Purchase	67933
BMG196F11004	ORD / CMN	Purchase	3977
BMG196F11004	ORD / CMN	Sale	18107

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Exp: date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per un:

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure 16 November 2006

Contact name Peter Highton

Telephone number +44-207-774-1935

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETBXBDBBUBGGLL

REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC
Released: 16/11/2006

RNS Number:2174M
Fidelity International Ltd
16 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES.
Company dealt in	CATLIN GROUP LTD
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	15 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,795,946	(10.25%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,795,946	(10.25%)		

ADDITIONAL DIFFERENCE IN TOTAL HOLDINGS IS DUE TO NON MARKET TRANSACTION

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	9,300	5.2155 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	16 NOVEMBER 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAKAKQQBDDDDD

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 17/11/2006

RNS Number:2602M
Citigroup Global Markets UK EqtyLtd
17 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	16 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
4,403	GBP 5.2225	GBP 5.2225

Total number of securities sold	Highest price received (Note 3)	Lowest price
395	GBP 5.2075	GBP 5.2075

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	E

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	17 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSILILDLIR

REG-UBS AG (EPT) EPT Disclosure
Released: 17/11/2006

RNS Number:2762M
UBS AG (EPT)
17 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	16 NOVEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
46,331	5.2400 GBP	5.2050 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
34,065	5.21478 GBP	5.2125 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	34,000	5.21478 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	17 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDBGDBGGLR

REG-BlackRock Group Rule 8.3- Catlin Group Ltd
Released: 17/11/2006

RNS Number:2824M
BlackRock Group
17 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Catlin Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD 0.01 Ordinary shares
Date of dealing	16th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security de

	Long Number	(%)
(1) Relevant securities	8,065,798	4.92%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,065,798	4.92%

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	Sh Nu
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note
Purchase	4,018	GBP 5.2112

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price pe

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (: 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...
...

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	17th November 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUBSURNSRAAAA

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 17/11/2006

RNS Number:3081M
Catlin Group Limited
17 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS LIFE ASSURANCE CO LTD, BARCLAYS GLOBAL INVESTORS NA, BARCLAYS GLOBAL INVESTORS LTD, BARCLAYS PRIVATE BANK AND TRUST LTD, BARCLAYS CAPITAL INC, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		5,100
BARCLAYS CAPITAL NOMINEES LIMITED		536,091
BARCLAYS CAPITAL NOMINEES LIMITED		547,009
BNP PARIBAS		35,910
BOISS NOMINEES LTD	4224361	120,027
CHASE NOMINEES LTD	16376	66,458
CHASE NOMINEES LTD	20947	4,855,804
CHASE NOMINEES LTD	21359	55,680
CHASE NOMINEES LTD	28270	42,963
CHASE NOMINEES LTD	28270	29,878
CIBC MELLON GLOBAL SECURITIES		26,010
Clydesdale Nominees HGB0125	120192701	5,000
INVESTORS BANK AND TRUST CO.		2,311
INVESTORS BANK AND TRUST CO.		1,683
INVESTORS BANK AND TRUST CO.		568,262
INVESTORS BANK AND TRUST CO.		87,886
INVESTORS BANK AND TRUST CO.		66,298
INVESTORS BANK AND TRUST CO.		1,384,355
INVESTORS BANK AND TRUST CO.		47,307
JP MORGAN (BGI CUSTODY)	16331	76,356
JP MORGAN (BGI CUSTODY)	16331	28,064
JP MORGAN (BGI CUSTODY)	16341	68,458
JP MORGAN (BGI CUSTODY)	16341	59,410
JP MORGAN (BGI CUSTODY)	16344	21,765
JP MORGAN (BGI CUSTODY)	16345	33,013
JP MORGAN (BGI CUSTODY)	16400	965,036
JP MORGAN (BGI CUSTODY)	18409	113,350
JPMorgan Chase Bank		60,347
JPMORGAN CHASE BANK		224,365
Master Trust Bank		28,914
Mellon Trust - US CUSTODIAN /		59,200

MELLON TRUST OF NEW ENGLAND	36,507
NORTHERN TRUST BANK - BGI SEPA	90,372
NORTHERN TRUST BANK - BGI SEPA	73,461
STATE STREET BANK & TRUST - WI	11,513
STATE STREET BANK & TRUST - WI	59,777
STATE STREET BOSTON	66,121
STATE STREET TRUST OF CANADA -	60,322
The Northern Trust Company - U	44,171
Trust & Custody Services Bank	49,411
Total	10,713,965

5. Number of shares / amount of stock acquired

   N/A

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   1,064,177

8. Percentage of issued class

   0.65%

9. Class of security

   COMMON SHARES OF $0.01 EACH

10. Date of transaction

    HOLDINGS ARE AS AT 13 NOVEMBER 2006. "SHARES DISPOSED" IS DECREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

    17 November 2006

12. Total holding following this notification

    10,713,965

13. Total percentage holding of issued class following this notification

    6.54%

14. Any additional information

15. Name of contact and telephone number for queries

    WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making this notification

    WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

17 November 2006

it, or from any action or decision taken as a result of using this document or any such material.

END
HOLUBONRNRRAAAA

REG-Morgan Stanley Inv Rule 8.3- Catlin Group Plc
Released: 20/11/2006

RNS Number:3479M
Morgan Stanley Inv Management Ltd
20 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Morgan Stanley Investment Management Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	17th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	3,402,023	2.07		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sell	25,098	5.22

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	20th November 2006
Contact name	Tanya Ohadi
Telephone number	020 7425 9647
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFSLLSLIFIR

REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin)
Released: 20/11/2006

RNS Number:3507M
Goldman Sachs Asset Management Intl
20 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management Internation
Company dealt in	CATLIN GROUP LIMITED
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	17 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	
	Number (%)	Number (
(1) Relevant securities	7475150 (4.57%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	7475150 (4.57%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	
	Number (%)	Number (

(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities
BMG196F11004	ORD / CMN	Purchase	
5.165 GBP			
BMG196F11004	ORD / CMN	Purchase	
5.165 GBP			

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Exp: date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pric

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per uni

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
to the voting rights of any relevant securities under any option referred to on this form
rights or future acquisition or disposal of any relevant securities to which any derivati
referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)
YES/NO

Date of disclosure	20 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS

END

RETPUGMAGUPQGGU

Print

REG-Cazenove EPT Disclosure
Released: 20/11/2006

RNS Number:3508M
Cazenove
20 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	17th November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
42,500	Â£5.17p	Â£5.15p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
42,500	Â£5. 1775p	Â£5.15p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	20th November 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKKKPDBDDCDB

RECEIVED
2006 NOV 30 P 12:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-UBS AG (EPT) EPT Disclosure
Released: 20/11/2006

RNS Number:3524M
UBS AG (EPT)
20 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	17 NOVEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
877	5.1300 GBP	5.1300 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
47,653	5.1700 GBP	5.1528 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	42,500	5.0850 GBP

CFD	LONG	42,500	5.0850 GBP
CFD	SHORT	42,500	5.1528 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	20 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDBXBDGGLG

REG-Newton Inv Mgmt Ld Rule 8.3- Catlin Group PLC
Released: 20/11/2006

RNS Number:3557M
Newton Investment Management Ltd
20 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Catlin Group PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary USD0.01
Date of dealing	17 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,747,379	1.07		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,747,379	1.07		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	120,141	5.13

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 20 November 2006

Contact name Barry Smalls

Telephone number 0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

END
RETILFSFLILIFIR

REG-BlackRock Group Rule 8.3- Catlin Group Ltd
Released: 20/11/2006

RNS Number:3573M
BlackRock Group
20 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Catlin Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD 0.01 Ordinary shares
Date of dealing	17th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security de

	Long Number	(%)
(1) Relevant securities	8,069,101	4.92%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,069,101	4.92%

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	Sh Nu
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note
Purchase	3,303	GBP 5.1534

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price pe

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (: 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None. ....
...

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	20th November 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETURRORNORAUAA

REG-Fidelity Int Ltd Rule 8.3-Catlin Group Limited
Released: 20/11/2006

RNS Number:3633M
Fidelity International Ltd
20 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES.
Company dealt in	CATLIN GROUP LTD
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	17 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,791,946	(10.25%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,791,946	(10.25%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	4,000	5.1300 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20 NOVEMBER 2006
Contact name	SUBHA RAVINDRAN
Telephone number	01737 836713
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZBLFLQFBLFBB

REG-Standard Life Inv. Rule 8.3- Catlin Group
Released: 20/11/2006

RNS Number:3756M
Standard Life Investments
20 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Standard Life Investments
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Stock USD0.01
Date of dealing	17/11/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security de

	Long Number	(%)
(1) Relevant securities	5,988,265	3.65
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	5,988,265	3.65

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	Sh Nu
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note
Sale	691	GBP 5.1619

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price pe

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (: 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	20/11/06
Contact name	Graeme Brogan
Telephone number	0131-524-2806
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETBMBATMMITBAF

REG-UBS Global Asset Man Rule 8.3- Catlin Group PLC
Released: 21/11/2006

RNS Number:4174M
UBS Global Asset Man
21 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)

UBS GLOBAL ASSET MANAGEMENT (UK) LTD

Company dealt in

CATLIN GROUP

Class of relevant security
to which the dealings
being disclosed relate (Note 2)

ORDINARY SHARE

Date of dealing

20-NOV-2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	4,238,333.00	2.5865%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,238,333.00	2.5865%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1,222.00	515.75P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be

stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21-NOV-2006
Contact name	PANNA GOHIL
Telephone number	020 7901 5139
If a connected EFM, name of offeree/offeror with which connected	CATLIN GROUP
If a connected EFM, state nature of connection (Note 10)	CONNECTED ADVISOR TO THE ABOVE

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBGBDBGBDGGLB